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                          December 11, 2020

       Kate DeVarney
       President and Chief Operating Officer
       Titan Pharmaceuticals, Inc.
       400 Oyster Point Blvd., Suite 505
       South San Francisco, California 94080

                                                        Re: Titan
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 8,
2020
                                                            File No. 333-251187

       Dear Dr. DeVarney:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Fran Stoller